Points International Ltd. Reports Fourth Quarter and 2005 Results
October-November Marketing Activities Drive Strong Results; Total Fourth Quarter Transactions on Points.com Web Site Increases 122% Versus Third Quarter
TORONTO, March 13 /CNW/ — Points International Ltd. (TSX: PTS; OTC: PTSEF; “Points” or the “Company”), the owner and operator of Points.com, the world’s leading reward program management portal, announced today the financial results for the fourth quarter of 2005 and the year ended December 31, 2005.
The Company reported revenue of $2.52 million in the fourth quarter of 2005, an increase of 17% versus the $2.16 million during the same period in 2004. Adjusted for the impact of the weakened US dollar, Points’ Q4 revenue growth would have included a further $167,000, resulting in 24% growth versus 2004.
The Company recorded an operating loss (i.e., loss before interest, amortization and other items) of $1.27 million for the fourth quarter of 2005, versus $1.09 million in the previous year. The increase in the operating loss compared to 2004 was primarily a result of higher employment and marketing costs. The Company reported a net loss of $2.85 million, or ($0.03) per share, versus a net loss of $2.50 million, or ($0.04) per share in the 2004 fourth quarter. Non-cash charges, including foreign exchange loss, accrued interest, the amortization of property, plant and equipment, intangible assets and deferred costs accounted for $1.58 million of the net loss in the fourth quarter 2005, versus $1.41 million in the previous year.
For the fiscal year ended December 31, 2005, Points reported revenue of $10.03 million, an increase of 29% versus $7.79 million in 2004. Adjusted for the impact of the weakened US dollar, Points’ full year revenue growth would have included a further $666,086, resulting in 37% growth vs. 2004.
The Company recorded an operating loss of $4.29 million for fiscal 2005, versus $4.36 million in the previous year. The reduction in the operating loss compared to 2004 was primarily as a result of lower employment costs, which were partially offset by higher marketing and other operating costs. The Company reported a net loss of $9.92 million, or ($0.11) per share, versus a net loss of $8.81 million, or ($0.13) per share, in 2004. Non-cash charges, including foreign exchange loss, accrued interest, the amortization of property, plant and equipment, intangible assets and deferred costs accounted for $5.3 million of the net loss in 2005, versus $4.6 million in the previous year.
“2005 was an important year for Points as we built out the core infrastructure of our consumer business and continued to see very positive growth and performance from our Points.com Business Solutions efforts,” said Rob MacLean, Points’ Chief Executive Officer. “At Points.com, we launched the enhanced website, making substantive improvements in both functionality and user flows leading up to the commencement of marketing efforts late in the third and into the fourth quarter.”
Points.com’s marketing in October and November was focused on user acquisition and resulted in approximately 184,000 new registered users during the quarter, an increase of 51% compared to the entire third quarter of 2005. The new members allowed Points.com to exceed 1 million Registered Users.
Web site traffic also increased substantially, as unique visits to Points.com during the October and November period reached 1.53 million up 60% versus 0.96 million in the 2005 third quarter, and up 355% from the year- earlier period of 336,000.
Following this success, Points.com slowed its acquisition activities in December and focused on converting Registered Users into Transacting Users, which it defines as customers that participate in a fee generating transaction. As a result, there was a significant increase in transaction volume performed on Points.com. Specifically, Swap transactions increased 269%, and total transactions conducted were up 122% versus the third quarter. This initiative helped increase revenue from Points.com for the month of December.
In order to drive revenue growth from its increased user base, Points.com will continue to roll out new merchandising initiatives such as its proprietary suggestion engine, significantly enhanced redeem and earn products and improved swap flows. It is also expected that the addition of well-known Partners such as American Express and Microsoft will positively impact the number of transactions conducted on Points.com.
“Based upon the activity we experienced, we are confident in our ability to acquire significant numbers of new registered users in a highly cost- effective manner,” said Points’ CEO Rob MacLean. “While the consumer business contributes a relatively small amount of our total revenue today, these results are a very positive sign as we begin to aggressively drive transacting users through Points.com as 2006 progresses.”
“Points.com Business Solutions activity was a strong performer throughout 2005,” continued Mr. MacLean. “We added 7 new product deployments into the market and this business continues to be an effective way to form long-term relationships with our Partners while adding significant value to their Loyalty programs.”
Points.com Business Solutions also increased its presence in Asia and Europe throughout the year, and the Company expects to close additional opportunities in these markets in early 2006.
“Our central and growing position within the multi-billion dollar loyalty industry continues to provide us with exciting growth opportunities with both consumers and the world’s greatest loyalty programs,” said Mr. MacLean. “As we enter 2006, the Company is uniquely positioned to take advantage of emerging trends in the world’s largest ‘currency’ market.”

POINTS INTERNATIONAL LTD.
CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
AS AT	2005	2004

ASSETS

CURRENT

Cash and cash equivalents (Note 4)	$19,983,607	$13,754,818
Short-term investments	2,348,418	—
Accounts receivable	2,739,224	2,024,342
Prepaids and sundry assets	1,893,605	1,229,091

	26,964,854	17,008,251

PROPERTY, PLANT AND EQUIPMENT (Note 5)	3,606,840	2,056,282
GOODWILL AND INTANGIBLE ASSETS (Note 6)	7,602,503	8,282,453
DEFERRED COSTS (Note 22)	1,699,030	2,242,868
FUTURE INCOME TAXES RECOVERABLE (Note 16)	590,000	590,000

	13,498,372	13,171,603

	$40,463,226	$30,179,854

POINTS INTERNATIONAL LTD.
CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
AS AT	2005	2004

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$2,284,257	$1,894,599
Deposits	15,810,853	13,153,623
Current portion of loan payable (Note 7)	33,515	29,860
Current portion of acquisition loan payable (Note 14)	390,166	777,443
Convertible debenture (Note 8)	—	8,920,373

	18,518,791	24,775,899

LOAN PAYABLE (Note 7)	35,107	67,186
ACQUISITION LOAN PAYABLE (Note 14)	—	380,118
CONVERTIBLE DEBENTURE (Note 8)	9,699,180	—
CONVERTIBLE PREFERRED SHARES (Note 9)	18,396,456	13,892,478

	46,649,533	39,115,680

SHAREHOLDERS’ DEFICIENCY
CAPITAL STOCK (Note 10)	36,404,342	23,730,993
WARRANTS (Note 11)	2,758,688	2,610,992
CONTRIBUTED SURPLUS	2,079,423	2,226,713
DEFICIT	(47,428,760)	(37,504,525)

	(6,186,307)	(8,935,826)

	$40,463,226	$30,179,854

POINTS INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31	2005	2004

REVENUES
Points operations	$9,429,253	$7,560,012
Interest income	598,556	231,579

	10,027,809	7,791,591

GENERAL AND ADMINISTRATION EXPENSES	14,321,370	12,148,927

LOSS — Before interest, amortization and other items	(4,293,561)	(4,357,337)

Foreign exchange loss	514,625	81,725
Interest on convertible debenture	778,806	884,001
Interest on preferred shares	1,049,367	868,000
Interest, loss on short-term investment and capital tax	265,974	132,843
Amortization of property, plant and equipment, intangible assets and deferred costs	3,021,902	2,322,749
Write-off of ThinApse Corporation	—	161,629

	5,630,674	4,450,947

LOSS	$(9,924,235)	$(8,808,284)

LOSS PER SHARE (Note 12)	($0.11)	($0.13)

POINTS INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF DEFICIT

FOR THE YEARS ENDED DECEMBER 31	2005	2004

DEFICIT — Beginning of year
As previously reported	$(34,734,645)	$(25,926,361)
Adjustment to stock-based compensation (Note 3)	(2,769,880)	(2,769,880)

As restated	(37,504,525)	(28,696,241)

LOSS — For the year	(9,924,235)	(8,808,284)

DEFICIT — End of the year	$(47,428,760)	$(37,504,525)

POINTS INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF DEFICIT

FOR THE YEARS ENDED DECEMBER 31	2005	2004

CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss	($9,924,235)	($8,808,284)

Items not affecting cash
Amortization of property, plant and equipment	1,346,320	312,618
Amortization of deferred costs	531,699	601,319
Amortization of intangible assets	1,143,884	1,408,812
Deferred costs on convertible debenture	12,139	—
Unrealized foreign exchange loss	3,431	(25,362)
Employee stock option expense (Note 11)	408,435	362,343
Writedown of long term investment	—	161,629
Cancellation of warrants issued for services	(1,167)	(1,179)
Interest on Series Two and Four Preferred Shares	1,049,367	868,000
Interest accrued on convertible debenture	778,806	884,001

	(4,651,323)	(4,236,102)

Changes in non-cash balances related to operations (Note 13(a))	2,390,259	2,506,192

CASH FLOWS USED IN OPERATING ACTIVITIES	(2,261,064)	(1,729,910)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(2,896,877)	(1,855,177)
Purchase of intangible assets	(125,191)	(128,428)
Purchase (disposal) of short-term investments	(2,348,418)	9,554,542
Payments for the acquisition of MilePoint, Inc.	(800,000)	(2,300,000)
Costs related to the acquisition of MilePoint, Inc. (Note 14)	(306,138)	(728,556)

CASH FLOWS USED IN INVESTING ACTIVITIES	(6,476,624)	4,542,381

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of Series Four Preferred Share (Note 9)	3,454,611	—
Loan payable, net of repayments (Note 7)	(28,425)	97,047
Deferred financing costs	—	13,967
Issuance of capital stock, net of share issue costs (Note 10)	12,266,487	734,101

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	15,692,673	845,115

Effect of exchange rate changes on cash held in foreign currency	(726,197)	(623,061)

INCREASE IN CASH AND CASH EQUIVALENTS	6,228,789	3,034,524

CASH AND CASH EQUIVALENTS — Beginning of the year	13,754,818	10,720,294

CASH AND CASH EQUIVALENTS — End of the year	$19,983,607	$13,754,818

For further information
For Investor Relations Inquiries — Steve Yuzpe, Chief Financial Officer, +1-416-596-6382, steve.yuzpe@points.com, or Ed Lewis of CEOcast, Inc., +1-212-732-4300, elewis@ceocast.com, for Points International
For Business Development Inquiries — Christopher Barnard, President, +1-416-596-6381, christopher.barnard@points.com, both of Points International Ltd.